UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

iHeartMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45174J509

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Symphony Asset Management, LLC 94-3252504

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,701,166

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,701,166

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,701,166
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.70%
12	TYPE OF REPORTING PERSON*

IA

1	NAME OF REPORTING PERSON

TIAA-CREF Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

382,276

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

382,276

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.60%
12	TYPE OF REPORTING PERSON*

IA

1	NAME OF REPORTING PERSON

Teachers Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

415,845

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

415,845

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

415,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.65%
12	TYPE OF REPORTING PERSON*

IA

Item 1(a)	Name of Issuer:

iHeartMedia, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

20880 Stone Oak Parkway
San Antonio, TX 78258

Item 2(a)	Name of Person Filing:
Symphony Asset Management, LLC

Item 2(b)	Address of the Principal Office or, if none, Residence:
555 California Street, Suite 3100
San Francisco, CA 94104

Item 2(c)	Citizenship:
California – U.S.A.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
45174J509

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) ☒ An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E)

Item 4	Ownership:
(a) Amount Beneficially Owned:
2,499,287

(b) Percent of Class:
3.96%

(c) Number of shares as to which such person has:

	SAM	TCIM	TAL

Sole Voting Power:	1,701,166	382,276	415,845

Shared Voting Power:	0	0	0

Sole Dispositive Power:	1,701,166	382,276	415,845

Shared Dispositive Power:	0	0	0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2021

Symphony Asset Management, LLC

By: /S/ Erik Mogavero
Name: Erik Mogavero
Title: Managing Director, Head of Affiliate Compliance

TIAA-CREF INVESTMENT MANAGEMENT, LLC

By: /s/ Stuart R. Brunet
Stuart Brunet, Managing Director,
Chief Compliance Officer

TEACHERS ADVISORS, LLC

By: /s/ Stuart R. Brunet
Stuart Brunet, Managing Director,
Chief Compliance Officer

EXHIBIT A

ITEM 6. OWNERSHIP.

TIAA-CREF Investment Management, LLC (“TCIM”) is the investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 382,276 shares of Issuer’s common stock owned by CREF. Teachers Advisors, LLC (“TAL”) is the investment adviser to three registered investment companies, TIAA-CREF Funds (“Funds”), TIAA-CREF Life Funds (“Life Funds”), and TIAA Separate Account VA-1 (“VA-1”), as well as one or more separately managed accounts of Advisors (collectively, the “Separate Accounts”), and may be deemed to be a beneficial owner of 415,845 shares of Issuer’s common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts. Symphony Asset Management, LLC (“SAM”), is a registered investment adviser affiliated with TCIM and TAL. SAM may be deemed to be a beneficial owner of 1,701,166 shares of Issuer’s common stock. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.